LAPTOP DEPOT GLOBAL
123 West Nye Lane Suite 458, Carson City, NV  89706
 Tel: 775-884-0813

June 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Ladies and Gentlemen:

RE:      Laptop Depot Global Request to Withdraw Registration Statement on Form
            S-1 (File No. 333-169271) Filed: September 8, 2010

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Laptop Depot Global (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-169271), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on September 8, 2010.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements. The Registrant is seeking withdrawal of the Registration Statement because of management’s belief that private funding may be a better route for the company at this time. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter.  If you have any questions with respect to this matter, please contact our legal counsel, Gersten Savage LLP, attention: Peter J. Gennuso, Esq. at (212) 752-9700.

Yours truly,

Laptop Depot Global
By: /s/ Ray Abusalim
      Ray Abusalim
      Chief Executive Officer

cc:           P. Gennuso
file